EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                      N E W S


FEBRUARY 25, 2005              CONTACTS:  DOUGLAS L. LUDWIG
                                          CHIEF FINANCIAL OFFICER AND
                                          EXECUTIVE VICE PRESIDENT
                                          (416) 441-4320

                                          BARBARA HENDERSON
                                          VICE PRESIDENT, CORPORATE FINANCE
                                          (416) 441-4329

                        FOUR SEASONS HOTELS INC. REPORTS
                 RESULTS FOR FOURTH QUARTER AND YEAR END 2004

TORONTO, CANADA --- FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH.SV"; NYSE SYMBOL "FS") today reported its results for the fourth quarter of 2004 and for the year ended December 31, 2004.

"2004 marked an important year for Four Seasons. We had a significant rebound in our profitability that came on the heels of almost three of the most difficult years in the history of the lodging industry. During 2004, we achieved near record levels of RevPAR(1) growth and entered into more letters of intent relating to new management opportunities than we ever have in a single year," said Isadore Sharp, Chairman and Chief Executive Officer. "We believe that this demonstrates the strength of Four Seasons market position and strategy, as well as our potential for future growth. With the hotels and resorts we currently have under construction and the agreements signed this year, we are confident that we will have 100 properties under management within the next five to seven years."

HIGHLIGHTS OF THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2004:

o RevPAR of worldwide Core Hotels(2) increased over 15% for the year ended December 31, 2004, as compared to 2003.

o Net earnings increased 517.2% for the year ended December 31, 2004 to $33.2 million, as compared to $5.4 million in 2003.

o Net earnings increased 33% for the quarter ended December 31, 2004 to $15.6 million, as compared to $11.7 million for the same period in 2003.

o The gross operating margin(3) of our worldwide Core Hotels increased by 240 basis points to 29.3% for the year ended December 31, 2004, as compared to 2003.

o Management operations profit margin(4) improved by 330 basis points to 69.3% for the year ended December 31, 2004, as compared to 2003. We retained 85% of every dollar of incremental management fee revenues earned in 2004 as compared to management fee revenues earned in 2003.

o Working capital generated by management operations increased to over $100 million for the year ended December 31, 2004, as compared to $81 million in 2003.

o Cash and cash equivalents increased by over $100 million to $272.5 million as at December 31, 2004, as compared to December 31, 2003.

"The fundamentals of our management business model are extremely solid. We continue to generate significant amounts of cash; more than enough to satisfy our currently anticipated needs for our management operations growth program," said Douglas L. Ludwig, Chief Financial Officer and Executive Vice President. "We are also very pleased with our hotel operating results and our earnings on a full-year basis. The translation for accounting purposes of our US dollar fee revenues to Canadian dollars - and some unusual events at certain hotels, which predominantly affected incentive fees - had a negative impact on our fourth quarter earnings. However the outlook for 2005 is very encouraging, and if current trends continue, we expect a better pricing environment in which we expect RevPAR to improve by more than 10% and our hotel profit margins are anticipated to improve by more than 200 basis points."

"During 2004, we signed 12 letters of intent, more than we have ever achieved in any single year. The pace of new opportunities continues to be very strong in 2005," said Kathleen Taylor, President Worldwide Business Operations. "We are fortunate to work with capital partners and hotel owners who share our excitement and interest in expanding the Four Seasons brand to new markets. Both the number and the quality of these projects are exceptional. They will enhance the Four Seasons brand, which we expect will attract even more opportunities for the future."


OPERATING ENVIRONMENT
---------------------

SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March than the remainder of the year. Typically, the first quarter is the weakest quarter, and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset to some degree by increased travel to our resorts in the period.

HOTEL OPERATING RESULTS


-------------------------------------------------------------------------------
                       Three months ended             Year ended December 31,
                       December 31, 2004                       2004
                    increase over (decrease           increase over (decrease
                             from)                             from)
                       three months ended              year ended December 31,
                       December 31, 2003                  2003 (percentage
                    (percentage change, on US            change, on US dollar
                         dollar basis)                         basis)
-------------------------------------------------------------------------------
 REGION                     Gross     Gross                Gross      Gross
                            Operating Operating            Operating  Operating
                            Revenue   Profit               Revenue    Profit
                    RevPAR  (GOR)     (GOP)        RevPAR  (GOR)      (GOP)
-------------------------------------------------------------------------------
 WORLDWIDE CORE      10.7%   10.1%     10.7%        15.5%   14.2%      24.0%
 HOTELS
-------------------------------------------------------------------------------
 US CORE HOTELS      10.6%    9.7%     13.5%         8.7%    7.6%       8.9%
-------------------------------------------------------------------------------
 OTHER AMERICAS/
 CARIBBEAN CORE       7.7%    6.2%     (1.1)%       18.2%   16.5%      30.2%
 HOTELS
-------------------------------------------------------------------------------
 EUROPE CORE         12.7%   17.1%     20.1%        20.6%   21.3%      31.6%
 HOTELS
-------------------------------------------------------------------------------
 MIDDLE EAST CORE    12.3%   15.3%      9.0%        52.9%   58.3%     120.6%
 HOTELS
-------------------------------------------------------------------------------
 ASIA/PACIFIC        10.8%    7.6%      4.6%        31.9%   24.8%      48.6%
 CORE HOTELS
-------------------------------------------------------------------------------


Underlying these operating results:

o RevPAR for worldwide Core Hotels increased 15.5% in 2004, as compared to 2003, reflecting the improvement in demand in most of the markets. Gross operating margins improved 240 basis points from 26.9% in 2003 to 29.3% in 2004. For the fourth quarter of 2004, RevPAR for worldwide Core Hotels increased 10.7%, as compared to the same period in 2003, and gross operating margins remained relatively unchanged at 29.5%, as compared to 29.4% in the fourth quarter of 2003. During the fourth quarter of each year, typically in December, the hotels and resorts under management accrue the bonus component of annual compensation for many of their employees. For many of the hotels and resorts under management, this negatively affected the profit margin in the fourth quarter of 2004, as compared to the fourth quarter of 2003, since there was not a profit component to the bonus for these hotels and resorts in 2003.

o Virtually all the US Core Hotels under management realized RevPAR improvements in both the fourth quarter and full year of 2004. Exceptions for the fourth quarter included Four Seasons Hotel San Francisco, where a city-wide labour dispute during the quarter disrupted travel to that market, and Houston, where the area is absorbing significant new supply. Hotels under management in Las Vegas, Los Angeles, New York and Philadelphia, amongst others, outperformed the average RevPAR improvement of the Core Hotels in the region while hotels under management in Dallas and The Ritz-Carlton Chicago had more modest RevPAR gains. Gross operating margins in the region improved 90 basis points for the fourth quarter of 2004, as compared to the fourth quarter of 2003, as cost increases, particularly related to energy, health care and workers' compensation, con-tinued to absorb some of the RevPAR improvement.

o The 8.7% improvement in RevPAR at the US Core Hotels in 2004, as compared to 2003 was the result of occupancy improvements from 68.1% to 70.5% and a 5% increase in achieved room rate. On a full-year basis, gross operating margins for the region remained at approximately the same level as last year.

o Strong RevPAR improvements in the fourth quarter of 2004 at the hotels under management in South America helped to boost the average RevPAR improvement in the Other Americas/Caribbean region, as RevPAR for the other hotels in the region remained relatively unchanged from the fourth quarter of 2003. Gross operating margins in the region decreased 200 basis points as improvements in South America were offset by declines elsewhere in the region, in particular in Nevis. Gross operating margins in Nevis were unusually high in the fourth quarter of 2003 as a result of the accrual by the resort of revenue related to coastal levies from the government in that quarter.

o RevPAR for the Other Americas/Caribbean region improved 18.2% in 2004, as compared to 2003, as a result of an 810 basis point increase in occupancy and a 5.7% increase in achieved room rate. All of the properties in the region experienced occupancy improvements.

o For the fourth quarter of 2004, RevPAR increases in the European region reflected strong operating results at the hotels under management in Paris and London, primarily driven by achieved room rate improvements. Gross operating profits for the region as a whole increased, primarily due to the performance at the hotels in Paris and London.

o On a full-year basis, the 20.6% improvement in RevPAR in 2004 from 2003 in the European region was also partially due to the significant negative impact that the war in Iraq had on travel in 2003.

o RevPAR improvements in the fourth quarter of 2004 at the Middle East Core Hotels were primarily driven by increased occupancy at our properties in Amman and Sharm el Sheikh. Although gross operating margins in the region declined slightly in the quarter, as a result of a decline at Four Seasons Hotel Cairo at The First Residence, gross operating profits increased 9%, as compared to the same period in 2003, primarily as a result of a larger contribution from Four Seasons Hotel Amman. In the fourth quarter of 2003, Four Seasons Hotel Cairo at The First Residence benefited from a one-time adjustment to the shared cost allocations for prior periods made by the owner of this mixed-use project. These adjustments had a positive effect on the profit margin and incentive management fees in the fourth quarter of 2003.

o Occupancy at the Middle East Core Hotels improved on a full-year basis from 47.7% in 2003 to 70.5% in 2004, which when combined with a 7.5% increase in achieved room rate, resulted in a 52.9% increase in RevPAR. In 2004, gross operating profits for the region demonstrated the strong profitability in the region with a 120.6% improvement over 2003.

o The majority of the hotels under management in the Asia/Pacific region had strong RevPAR improvements for the fourth quarter of 2004. Exceptions were the hotels in Sydney, Tokyo at Chinzan-so and Kuala Lumpur, which experienced modestly lower occupancy in the fourth quarter of 2004, as compared to the same period in 2003. The hotels under management in Bali, Bangkok, Shanghai and Tokyo at Marunouchi had very strong RevPAR improvements as a result of both occupancy and achieved room rate gains. Gross operating profits increased modestly reflecting these RevPAR improvements. Due to the tsunami in Southeast Asia on December 26, 2004, Four Seasons Resort Maldives at Kuda Huraa was closed; however, there was no material financial impact on the other Four Seasons properties in the Asia/Pacific region.

o In 2004, on a full-year basis, a large portion of the 31.9% increase in RevPAR at the properties under management in the Asia/Pacific region reflected a recovery from the negative impact of SARS in the region in 2003. This was particularly so in our properties in Shanghai and Singapore. In addition, the properties in Bali continue to improve after the lingering impact of terrorist attacks on that island in October of 2002.


FINANCIAL REVIEW AND ANALYSIS
-----------------------------

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2004 COMPARED TO THREE MONTHS AND YEAR ENDED DECEMBER 31, 2003


MANAGEMENT OPERATIONS

For the three months ended December 31, 2004, management fee revenues (excluding reimbursed costs(5)) increased 4.0%, or $1.3 million, to $34.4 million, as compared to $33.1 million in the same period last year. The decline of the US dollar relative to the Canadian dollar reduced our US dollar-denominated management fee revenues (excluding reimbursed costs) by $795,000. The US fee revenues are used to pay US dollar expenses, including interest, and to fund our US dollar investment obligations and are not typically converted into Canadian dollars.

For the year ended December 31, 2004, management fee revenues (excluding reimbursed costs) increased 21.0%, or $25.3 million, to $145.8 million, as compared to $120.5 million for 2003. This increase was the result of the RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels. The decline of the US dollar relative to the Canadian dollar did not have a material impact on our US dollar-denominated management fee revenues for the full year due to the forward contracts then in place.

For the three months ended December 31, 2004, incentive fees were essentially unchanged from the same period in 2003. Incentive fees were negatively affected as the result of the translation of US dollar-denominated incentive fees into Canadian dollars, and by greater compensation costs incurred at the hotels and resorts and accrued during the fourth quarter. This increased compensation expense resulted from the majority of the hotels and resorts exceeding their business plans in 2004, which triggered greater profit participation for the employees than had been incurred in 2003. In addition, certain expenditures that were incurred at some of the hotels and resorts under management during December 2004 to improve longer-term profitability also resulted in reduced incentive fees. This included capital programs that negatively affected operations in the fourth quarter of 2004 at certain hotels, including properties in Scottsdale, Washington D.C. and Las Vegas.

While incentive fee improvement on a full-year basis was strong, it was negatively affected by lower than expected incentive fees during the fourth quarter, as discussed above, and hurricane activity in Florida and the Caribbean in the third quarter.

General and administrative expenses (excluding reimbursed costs) decreased 1.6% to $12.2 million in the fourth quarter of 2004 from $12.4 million for the same period in 2003. General and administrative expenses (excluding reimbursed costs) increased 9.2% to $44.8 million for the year ended December 31, 2004 from $41 million for 2003. During 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation accounted for the majority of the increase. This management compensation cost was accrued throughout 2004 and there was not a similar entitlement in 2003.

As a result of the items described above, our management earnings before other operating items for the fourth quarter of 2004 increased to $22.2 million, as compared to $20.7 million in the fourth quarter of 2003, and for the year ended December 31, 2004 increased 27.1% to $101 million, as compared to $79.5 million for the year ended December 31, 2003. Our management operations profit margin (excluding reimbursed costs) increased to 64.5% in the fourth quarter of 2004, as compared to 62.5% in the fourth quarter of 2003, and 69.3% for the full year of 2004, as compared to 66% for the full year of 2003. We retained 85% of every dollar of incremental management fee revenues earned in 2004 as compared to management fee revenues earned in 2003.

OWNERSHIP AND CORPORATE OPERATIONS(6)

Operating losses from ownership and corporate operations before other operating items increased $1.8 million to a loss of $3.8 million in the fourth quarter of 2004, as compared to a loss of $2 million in the fourth quarter of 2003. The majority of the increase in ownership and corporate operations loss during the fourth quarter of 2004, as compared to the fourth quarter of 2003, was attributable to a reversal of lease costs at Four Seasons Berlin in 2003, which is discussed below, and increased expenses related to compliance costs, including internal control documentation and other processes related to the Sarbanes-Oxley Act and other recent US and Canadian requirements.

Operating results from ownership and corporate operations before other operating items improved $8.4 million (28.1%) to a loss of $21.6 million in the year ended December 31, 2004, as compared to a loss of $30.1 million for 2003.

THE PIERRE

Operating earnings at The Pierre improved $0.8 million to $1.7 million in the fourth quarter of 2004, as compared to $0.9 million in the same period last year. RevPAR at The Pierre increased 8.5% in the fourth quarter of 2004, as compared to the same period in 2003. The Pierre had committed a large portion of its rooms to conference business during the fourth quarter of 2004.

The room rates on this business were negotiated prior to the strong improvement in travel demand in New York and, as a result, The Pierre's achieved room rates increased more modestly than might otherwise have been possible in this stronger demand environment. For the year ended December 31, 2004, RevPAR at The Pierre increased 14.6%, as a result of both occupancy and room rate gains, as compared to 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $5.6 million to a loss of $4.2 million in 2004, as compared to 2003.

FOUR SEASONS HOTEL VANCOUVER

RevPAR at Four Seasons Hotel Vancouver remained unchanged during the fourth quarter of 2004, as compared to the same period in 2003. Operating results at that hotel improved approximately $0.3 million to a loss of $1 million in the fourth quarter of 2004, as compared to the same period last year. As a result of occupancy improvements, RevPAR at Four Seasons Hotel Vancouver increased 8.7% for the year ended December 31, 2004, as compared to 2003. Consequently, the operating results at that hotel improved $1.7 million to a loss of $2.8 million in 2004, as compared to 2003.

BERLIN

In September 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments had been limited to the cash flow generated by the hotel. During the fourth quarter of 2003, lease payments that had been accrued beyond cash flow generated by the hotel were reversed resulting in $1.4 million of operating earnings in that period. During the fourth quarter of 2004, operating results were nil, resulting in a decline of $1.4 million compared to the same period last year. On a full-year basis, 2004 operating earnings were nil as compared to an operating loss of $3.8 million for the same period in 2003.

OTHER INCOME/EXPENSE, NET

Other income, net for the fourth quarter of 2004 was $6.2 million, as compared to $178,000 for the same period in 2003. Other expense, net for the year ended December 31, 2004 was $16.1 million, as compared to $25.8 million for the same period in 2003.

FOREIGN EXCHANGE

Other income for the fourth quarter of 2004 includes a $6.4 million net foreign exchange gain, compared to a $2.5 million net foreign exchange gain for the same period in 2003. Included in other expense for the year ended December 31, 2004 is a $3.6 million net foreign exchange gain, compared to a $14.7 million net foreign exchange loss for 2003. These foreign exchange gains and losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets which are not included in our designated self-sustaining subsidiaries; they also reflect local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.

REDEMPTION OF THE LIQUID YIELD OPTION NOTES ("LYONs")

Included in other expense for 2004 was a loss of $14.6 million related to the redemption of the LYONs during the third quarter of 2004. We also recognized a gain of $8.2 million relating to the redemption of the equity component of the LYONs. This gain was recorded in contributed surplus in the third quarter of 2004. As discussed below under "Financing Activities", we redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

DISPOSITION OF HOTEL INVESTMENTS/SETTLEMENT OF LOAN RECEIVABLE

During 2004, we sold the majority of our investment in Four Seasons Hotel Amman, all of our investment in Four Seasons Resort Whistler, all of our ownership interest in land relating to Four Seasons Resort Scottsdale and settled our loan receivable from Sedona resulting in a total net loss of $4.6 million. The majority of the loss was related to the settlement of the loan receivable from Sedona and legal costs incurred to finalize the transactions.

Also included in other expense for the year ended December 31, 2004 were legal and other enforcement costs of $0.3 million that were incurred in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle, as compared to other expenses of $9.5 million for the same period in 2003. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2003. Other expense in 2003 also included an expense of $3.2 million related to the write-down of our fixed asset investment in the Four Seasons Hotel Berlin lease to nil.

NET INTEREST INCOME/EXPENSE

During the fourth quarter of 2004, we had net interest expense of $187,000, as compared to net interest income of $962,000 in the fourth quarter of 2003. Net interest expense is a combination of $4.1 million in interest income and $4.3 million in interest expense in the fourth quarter of 2004, as compared to $3.7 million and $2.8 million, respectively, for the same period in 2003. The increase in interest income in comparison to the fourth quarter of 2003 was primarily attributable to increased cash and cash equivalents as a result of the issuance of the convertible senior notes in June 2004. The increase in interest expense was primarily attributable to the variance in interest costs relating to the convertible senior notes in the fourth quarter of 2004, as compared to the interest costs relating to the LYONs in the fourth quarter of 2003. As discussed below in "Liquidity and Capital Resources", although the convertible senior notes have a 1.875% interest rate attached to them, for accounting purposes the convertible senior notes are bifurcated into debt and equity components, and a notional interest rate is applied to the portion that is allocated to debt. While the notional interest rate of 5.33% that is applied to the debt component of the convertible senior notes (as described under "Financing Activities") is lower than the notional rate of 9.2% that was applied to the LYONs, a larger component of the convertible senior notes is allocated to debt than was the case with the LYONs. As a result, for accounting purposes the interest expense associated with the convertible senior notes is higher than was the case for the LYONs.

For the year ended December 31, 2004, we had net interest income of $1.5 million, as compared to $3.4 million in 2003. Net interest income is a combination of $16.9 million in interest income and $15.4 million in interest expense in 2004, as compared to $14.4 million and $11 million, respectively, for 2003.

INCOME TAX EXPENSE

Our income tax expense during the fourth quarter and full year of 2004 was $4.9 million and $16.3 million, respectively, (effective tax rate of 23.9% and 32.9%, respectively) as compared to an income tax expense of $4.5 million (effective tax rate of 27.9%) and $6.6 million for the same periods in 2003 (effective tax rate of 55.2%).

The variation from our expected 24% tax rate is the result of certain items not being tax effected, including the non-taxable amounts related to the redemption of the LYONs in 2004 and, in 2004 and 2003, a portion of the foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected. In 2004, the impact of these items was partially offset by a reduction in the tax rate related to the utilization of certain losses, which previously had not been recorded. Excluding these items, our tax rate would have been our expected 24%.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings for the quarter ended December 31, 2004 were $15.6 million ($0.43 basic earnings per share and $0.41 diluted earnings per share), as compared to net earnings of $11.7 million ($0.33 basic earnings per share and $0.32 diluted earnings per share) for the quarter ended December 31, 2003. Net earnings for the year ended December 31, 2004 were $33.2 million ($0.93 basic earnings per share and $0.89 diluted earnings per share), as compared to net earnings of $5.4 million ($0.15 basic and diluted earnings per share) for the year ended December 31, 2003.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

FINANCING ACTIVITIES

During 1999, we issued LYONs for US$655.5 million principal amount at maturity (September 23, 2029) for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We were entitled to redeem the LYONs commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. As discussed above in "Other Income/Expense, Net", during the third quarter of 2004, we exercised this right and redeemed all of our LYONs for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215.5 million ($275.7 million).

During the second quarter of 2004, we issued US$250 million ($341.1 million) principal amount of convertible senior notes. We used a majority of the net proceeds from the issue of the convertible senior notes to repay the LYONs and intend to use the remainder for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into our Limited Voting Shares at an initial conversion rate of 13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 ($86.23) per Limited Voting Share), subject to adjustments including those in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occur. We may choose to settle conversion in our Limited Voting Shares, cash or a combination of our Limited Voting Shares and cash. Holders of the notes will have the right to require us to purchase for their principal amount plus accrued and unpaid interest the notes on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288.9 million), which was estimated based on the present value of a US$250 million ($341.1 million) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the convertible senior notes).

In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of US$211.8 million ($288.9 million), pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11.3 million). The book value of the interest rate swap at the date of termination was approximately $2 million. The recognition of the resulting gain was deferred and is being amortized over the next 4.75 years, which would have been the remaining swap term. This will result in an effective interest rate for accounting purposes of 4.7% for 2005. Taking into account the net present value of the termination of the swap, including the $9.3 million gain, the economic interest cost associated with the convertible senior notes is less than 1%.

In November 2004, we finalized a new committed bank credit facility of US$125 million ($150.5 million), which expires September 2007, and replaced a credit facility of US$100 million ($120.4 million). As at December 31, 2004, no amounts were borrowed under the credit facility. However, approximately US$10.9 million ($13.1 million) of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Cash and cash equivalents were $272.5 million as at December 31, 2004, as compared to $170.7 million as at December 31, 2003.

Long-term obligations (as determined under Canadian GAAP) increased from $120.1 million as at December 31, 2003 to $303.3 million as at December 31, 2004, primarily as a result of the issuance of the convertible senior notes in the second quarter, net of the redemption of the LYONs in the third quarter and foreign exchange translation.

CASH FROM OPERATIONS

During the three months and year ended December 31, 2004, we generated cash of $39.7 million and $57.4 million from operations, respectively, as compared to generating cash of $21.9 million and $66 million, respectively, for the same periods in 2003.

The increase in cash from operations of $17.8 million in the fourth quarter of 2004, as compared to the same period in 2003, resulted primarily from the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in working capital of $3.3 million, an increase in current income tax received of $3.2 million and an increase in cash contributed by management operations of $1.7 million, partially offset by cash used in ownership and corporate operations of $1.7 million.

The decrease in cash from operations of $8.6 million in 2004, as compared to 2003, resulted primarily from the cash applied to the interest accreted for accounting purposes of $33.1 million related to the redemption of the LYONs in the third quarter of 2004 and an increase in working capital of $26.3 million (primarily as a result of a larger income tax refund that was received in 2003 and an increase in the accrual related to incentive fee improvements and improved fees from residential projects), partially offset by an increase in cash contributed by management operations of $22.3 million, the proceeds received on termination of the interest rate swap of $11.3 million, a decrease in cash used in ownership and corporate operations of $9.2 million and a decrease in legal and enforcement costs paid of $8.1 million.

INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During 2004, we funded $93.6 million in such management opportunities, including amounts advanced as loans receivable and investments in hotel properties such as Hampshire, Whistler, Palo Alto, Jackson Hole and Exuma. This level of investment was consistent with our business plan, with the investments being made to secure new long-term management agreements or to enhance existing management arrangements.

During 2004, we also sold the majority of our 8% ownership interest in Four Seasons Hotel Amman, all of our ownership interest in Four Seasons Resort Whistler, all of our ownership interest in land relating to Four Seasons Resort Scottsdale and settled our loan receivable from the property in Sedona. On a full-year basis, we received total proceeds from asset dispositions of approximately $58 million and realized a loss of approximately $4.6 million.

In 2005, we expect to fund approximately US$90 million in respect of investments in, or advances to, various projects, including Geneva and Damascus, plus additional funding in Buenos Aires and Exuma and the expansion of corporate office facilities. We anticipate selling two or more interests in properties during 2005, from which we expect to receive approximately $20 million.


OUTSTANDING SHARE DATA

---------------------------------------------------------------------
DESIGNATION                                OUTSTANDING AS AT
                                           FEBRUARY 17, 2005
---------------------------------------------------------------------
Variable Multiple Voting Shares(a)                          3,725,698
---------------------------------------------------------------------
Limited Voting Shares                                      32,883,188
---------------------------------------------------------------------
Options to acquire Limited Voting
Shares:
---------------------------------------------------------------------
   Outstanding                                              5,801,297
---------------------------------------------------------------------
   Exercisable                                              2,755,841
---------------------------------------------------------------------
Convertible Senior Notes issued June             US$250.2 million (c)
2004 and due 2024(b)                      (Canadian equivalent $307.2
                                                             million)
---------------------------------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Details on the convertible senior notes are more fully described under "Financing Activities".

c) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.


LOOKING AHEAD
-------------

Based on the travel trends that we experienced in 2004 and that we currently are observing, if current trends continue, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels in the first quarter of 2005 and the full year 2005 to increase by more than 10%, both as compared to their respective periods in 2004. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in 2005. We expect our full-year gross operating profit under management in our worldwide Core Hotels to increase more than 200 basis points in 2005.


ADDITIONAL INFORMATION
----------------------

A summary of consolidated revenues, management earnings, ownership and corporate operations and net earnings for the past eight quarters can be found in note 7. Additional information about us (including our most recent annual information form, MD&A and our audited financial statements for the year ended December 31,
2003) is available on SEDAR at www.sedar.com.

The financial information presented in this release remains subject to additional review and final year-end closing procedures performed by the Company and the completion of the year-end audit by its external auditors. Four Seasons expects that its audited financial results will be finalized in March 2005 and the Company will file its financial statements and MD&A with the securities regulators shortly thereafter.

_____________________

1. RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

2. The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, DC, the last three of which were undergoing extensive renovation programs that began in 2004.

3. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

4. The management operations profit margin represents management operations earnings before other operating items, as a percentage of management operations revenue, excluding reimbursed costs.

5. The following table illustrates the impact of adopting the new accounting standard (Canadian Institute of Chartered Accountants ("CICA") Section 1100 - "Generally Accepted Accounting Principles", as it relates to the reimbursement of out-of-pocket costs) on a pro forma basis in the quarters for 2003 as if the new standard was applicable during that time.

----------------------------------------------------------------------------
(IN THOUSANDS OF CANADIAN DOLLARS)                       2003
----------------------------------------------------------------------------
                                          First    Second   Third    Fourth
                                          Quarter  Quarter  Quarter  Quarter
----------------------------------------------------------------------------
Revenues:
----------------------------------------------------------------------------
    Fee revenues                          $29,305  $29,351  $28,823  $33,051
----------------------------------------------------------------------------
    Cost reimbursements previously          6,925    7,381    7,395    7,526
    included in fee revenues*
----------------------------------------------------------------------------
    Additional cost reimbursements         11,526   11,190   10,469   12,891
----------------------------------------------------------------------------
    Total revenues                         47,756   47,922   46,687   53,468
----------------------------------------------------------------------------
Operating costs and expenses:
----------------------------------------------------------------------------
    General and administrative expenses     9,736    8,901    9,981   12,390
----------------------------------------------------------------------------
    Reimbursed costs                       18,451   18,571   17,864   20,417
----------------------------------------------------------------------------
    Total expenses                         28,187   27,472   27,845   32,807
----------------------------------------------------------------------------
Total earnings from Management            $19,569  $20,450  $18,842  $20,661
operations before other operating items
----------------------------------------------------------------------------
    * Marketing and reservation fees were included in both fee revenues and general and administrative expenses in 2003 and earlier years.

6. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin (until the Berlin lease termination on September 26, 2004), distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

7. Eight Quarter Summary:

--------------------------------------------------------------------------------
(IN MILLIONS
OF CANADIAN
DOLLARS
EXCEPT PER                Fourth          Third         Second          First
SHARE AMOUNTS)            Quarter        Quarter        Quarter        Quarter
--------------------------------------------------------------------------------
                      2004   2003(a) 2004   2003(a) 2004   2003(a) 2004  2003(a)
--------------------------------------------------------------------------------
Consolidated          $84.8  $87.9   $82.7  $72.6   $97.0  $80.8   $75.3  $72.4
revenues(b)
--------------------------------------------------------------------------------
Earnings
(loss) before other operating items:
--------------------------------------------------------------------------------
  Management           22.2    20.7   26.3    18.8    30.1   20.5   22.5   19.6
  operations
--------------------------------------------------------------------------------
  Ownership
  and
  corporate            (3.8)   (2.0)  (6.4)   (9.4)   (1.7)  (5.5)  (9.7) (13.2)
  operations
--------------------------------------------------------------------------------
Net earnings
(loss):
--------------------------------------------------------------------------------
  Total               $15.6   $11.7 $(11.1)   $4.4   $17.3  $(1.4) $11.5  $(9.3)
--------------------------------------------------------------------------------
  Basic
  earnings
  (loss) per          $0.43  $ 0.33 $(0.31)  $0.13   $0.49 $(0.04) $0.33 $(0.27)
  share (c)
--------------------------------------------------------------------------------
  Diluted
  earnings
  (loss) per          $0.41  $ 0.32 $(0.31)  $0.12   $0.46 $(0.04) $0.31 $(0.27)
  share (c)
--------------------------------------------------------------------------------

   a) In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: 1st Quarter 2003 -- no effect on net loss or basic and diluted loss per share; 2nd Quarter 2003 -- increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd
      Quarter and 4th Quarter 2003 -- in each quarter, a decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

   b) As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses, instead of recording certain reimbursed costs as a "net" amount. As a result of this change, consolidated revenues have been restated as follows: 1st Quarter 2003 - increase of $11.3 million; 2nd Quarter 2003 - increase of $10.9 million; 3rd Quarter 2003 - increase of $10.3 million; 4th Quarter 2003 - increase of $12.6 million.

     Consolidated revenues is comprised of the following:

--------------------------------------------------------------------------------
(IN MILLIONS OF        Fourth         Third           Second           First
CANADIAN DOLLARS)      Quarter        Quarter         Quarter         Quarter
--------------------------------------------------------------------------------
                    2004    2003    2004    2003    2004    2003    2004   2003
--------------------------------------------------------------------------------
Revenues from       $54.1   $53.5  $54.8   $46.7   $60.1   $47.9   $49.6  $47.8
Management
Operations
--------------------------------------------------------------------------------
Revenues from
Ownership and
Corporate            32.5    36.0   29.2    27.0    38.2    34.4    26.8   25.8
Operations
--------------------------------------------------------------------------------
Distributions from    0.0     0.0    0.0     0.2     0.4     0.0     0.0    0.0
hotel investments
--------------------------------------------------------------------------------
Fees from
Ownership and
Corporate
Operations to        (1.7)   (1.6)  (1.3)   (1.3)   (1.7)   (1.5)   (1.1)  (1.2)
Management
Operations
--------------------------------------------------------------------------------
                    $84.8   $87.9  $82.7   $72.6   $97.0   $80.8   $75.3  $72.4
--------------------------------------------------------------------------------

   c) Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not be identical to annual computations of per share amounts.

                                     * * *

All dollar amounts referred to in this news release are in Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian GAAP.

                                     * * *

This news release contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussions and analysis. Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions, and infectious diseases; general economic conditions, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, currency fluctuations and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                     * * *

We will hold a conference call to discuss the results today at 1:30 p.m. (Eastern Standard Time).

To access the call dial:        1 (800) 404-8949     (U.S.A. and Canada)
                                1 (416) 641-6714     (outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21228858.

A    live    web    cast    will    also    be     available     by     visiting
http://www.fourseasons.com/investor. This web cast will be archived for one month following the call.

                                     * * *

Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveller. From elegant surroundings of the finest quality, to caring, highly personalized 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 64 hotels in 28 countries, and more than 20 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                      THREE MONTHS ENDED       YEARS ENDED
(IN THOUSANDS OF CANADIAN DOLLARS        DECEMBER 31,          DECEMBER 31,
EXCEPT PER SHARE AMOUNTS)              2004       2003       2004       2003
--------------------------------------------------------------------------------
                                    (UNAUDITED)(UNAUDITED)(UNAUDITED)


CONSOLIDATED REVENUES (NOTE 5)      $ 84,842     $87,885   $339,788   $313,580
                                    ============================================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues                    $ 34,357     $33,051   $145,831   $120,530
    Reimbursed costs (note 1(c))      19,733      20,417     72,716     75,303
                                    --------------------------------------------

                                      54,090      53,468    218,547    195,833
                                    --------------------------------------------

EXPENSES:
    General and administrative
      expenses                       (12,186)    (12,390)   (44,783)   (41,008)
    Reimbursed costs (note 1(c))     (19,733)    (20,417)   (72,716)   (75,303)
                                    --------------------------------------------

                                     (31,919)    (32,807)  (117,499)  (116,311)
                                    --------------------------------------------

                                      22,171      20,661    101,048     79,522
                                    --------------------------------------------


OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                              32,479     36,020     126,726    123,214
DISTRIBUTIONS FROM HOTEL INVESTMENTS      --         --         398        153
EXPENSES:
    Cost of sales and expenses       (34,560)   (36,395)   (142,872)  (147,816)
    Fees to Management Operations     (1,727)    (1,603)     (5,883)    (5,620)
                                    --------------------------------------------

                                      (3,808)    (1,978)    (21,631)   (30,069)
                                    --------------------------------------------


EARNINGS BEFORE OTHER OPERATING
  ITEMS                               18,363     18,683      79,417     49,453
DEPRECIATION AND AMORTIZATION         (3,981)    (3,592)    (15,281)   (15,011)
OTHER INCOME (EXPENSE), NET (NOTE 6)   6,248        178     (16,095)   (25,783)
                                    --------------------------------------------


EARNINGS FROM OPERATIONS              20,630     15,269      48,041      8,659
INTEREST INCOME (EXPENSE), NET          (187)       962       1,494      3,350
                                    -------------------------------------------

EARNINGS BEFORE INCOME TAXES          20,443     16,231      49,535     12,009
                                    -------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                           (5,002)    (2,833)    (11,680)    (2,395)
    Future                               126     (1,924)     (4,623)    (4,460)
    Increase in future income tax
      assets                              --        230          --        230
                                    --------------------------------------------

                                      (4,876)    (4,527)    (16,303)    (6,625)
                                    --------------------------------------------

NET EARNINGS                         $15,567    $11,704     $33,232     $5,384
                                    ============================================

BASIC EARNINGS PER SHARE (NOTE 4)    $  0.43    $  0.33     $  0.93     $ 0.15
                                    ============================================

DILUTED EARNINGS PER SHARE (NOTE 4)  $  0.41    $  0.32     $  0.89     $ 0.15
                                    ============================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

                                                        AS AT        As at
                                                    DECEMBER 31, December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                      2004         2003
------------------------------------------------------------------------------
                                                     (UNAUDITED)

ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                        $ 272,467    $170,725
    Receivables                                         98,143      88,636
    Inventory                                            1,732       2,169
    Prepaid expenses                                     3,588       3,780
                                                 -------------------------------
                                                       375,930     265,310

LONG-TERM RECEIVABLES                                  215,517     197,635
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS     158,079     157,638
FIXED ASSETS                                            72,143      75,789
INVESTMENT IN MANAGEMENT CONTRACTS                     218,180     203,670
INVESTMENT IN TRADEMARKS AND TRADE NAMES                 5,325       5,757
FUTURE INCOME TAX ASSETS (NOTE 3(b))                     4,466      13,230
OTHER ASSETS                                            36,185      27,631
                                                 -------------------------------
                                                    $1,085,825    $946,660
                                                 ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities         $  72,716    $ 61,045
    Long-term obligations due within one year            4,533       2,587
                                                 -------------------------------
                                                        77,249      63,632

LONG-TERM OBLIGATIONS (NOTES 2 AND 3)                  304,590     117,521
SHAREHOLDERS' EQUITY (NOTE 4):
    Capital stock                                      379,227     329,274
    Convertible notes (note 3)                          50,373     178,543
    Contributed surplus (note 3(b))                     11,402       5,529
    Retained earnings                                  295,218     265,754
    Equity adjustment from foreign currency
      translation                                      (32,234)    (13,593)
                                                 -------------------------------
                                                       703,986     765,507
                                                 -------------------------------
                                                    $1,085,825    $946,660
                                                 ===============================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

                                       THREE MONTHS ENDED         YEARS ENDED
                                           DECEMBER 31,           DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)       2004       2003         2004     2003
------------------------------------------------------------------------------
                                      (UNAUDITED)(UNAUDITED) (UNAUDITED)

CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS   $22,171   $20,661     $101,048  $79,522
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS      589       377        2,204    1,476
                                      ------------------------------------------
WORKING CAPITAL PROVIDED BY
   MANAGEMENT OPERATIONS                 22,760    21,038      103,252   80,998
                                      ------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS
LOSS BEFORE OTHER OPERATING ITEMS        (3,808)   (1,978)     (21,631) (30,069)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS      355       189        1,221      467
                                      ------------------------------------------

WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS      (3,453)   (1,789)     (20,410) (29,602)
                                      ------------------------------------------
                                         19,307    19,249       82,842   51,396

INTEREST RECEIVED, NET                    1,722     2,341        9,887   10,426
INTEREST PAID ON REDEMPTION OF
   CONVERTIBLE NOTES (NOTE 3(b))             --        --      (33,057)      --
PROCEEDS RECEIVED ON TERMINATION OF
   INTEREST RATE SWAP (NOTE 3(a))        11,267        --       11,267       --
CURRENT INCOME TAX RECEIVED               3,212        --          427       --
CHANGE IN NON-CASH WORKING CAPITAL        4,627     1,339      (12,607)  13,709
OTHER                                      (397)   (1,048)      (1,396)  (9,528)
                                      ------------------------------------------
CASH PROVIDED BY OPERATIONS             $39,738   $21,881      $57,363  $66,003
                                      ==========================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     THREE MONTHS ENDED         YEARS ENDED
                                        DECEMBER 31,            DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)    2004        2003        2004       2003
------------------------------------------------------------------------------
                                   (UNAUDITED) (UNAUDITED)(UNAUDITED)


CASH PROVIDED BY (USED IN):

OPERATIONS:                          $39,738    $21,881     $57,363    $66,003
                                   ---------------------------------------------

FINANCING:
   Issuance of convertible notes
     (note 3(a))                          --         --     329,273         --
   Redemption of convertible notes
     (note 3(b))                          --         --    (242,644)        --
   Other long-term obligations
     including current portion           (86)      (136)       (105)      (200)
   Issuance of shares                 24,796      3,759      42,824      7,673
   Dividends paid                         --         --      (3,690)    (3,622)
                                   ---------------------------------------------

CASH PROVIDED BY FINANCING            24,710      3,623     125,658      3,851
                                   ---------------------------------------------

CAPITAL INVESTMENTS:
   Long-term receivables             (10,839)     3,052     (21,270)    (6,394)
   Hotel investments                  (1,840)      (678)    (48,529)    (8,580)
   Disposal of hotel investments
     (note 6)                          2,951         --      49,994      1,529
   Fixed assets                       (2,946)   (13,931)     (8,360)   (19,331)
   Investments in trademarks and trade
    names and management contracts    (2,925)      (536)    (16,093)    (2,116)
   Other assets                       (6,884)      (321)    (10,683)    (5,181)
                                   ---------------------------------------------

CASH USED IN CAPITAL INVESTMENTS     (22,483)   (12,414)    (54,941)   (40,073)
                                   ---------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS 41,965     13,090     128,080     29,781
DECREASE IN CASH AND CASH EQUIVALENTS
  DUE TO UNREALIZED FOREIGN
  EXCHANGE LOSS                       (2,421)    (3,769)    (26,338)   (24,092)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                232,923    161,404     170,725    165,036
                                   ---------------------------------------------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                     $272,467   $170,725    $272,467   $170,725
                                   =============================================

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                       YEARS ENDED
                                                      DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                  2004         2003
------------------------------------------------------------------------
                                                (UNAUDITED)

RETAINED EARNINGS, BEGINNING OF PERIOD          $ 265,754    $ 264,016
NET EARNINGS                                       33,232        5,384
DIVIDENDS DECLARED                                 (3,768)      (3,646)
                                                ------------------------

RETAINED EARNINGS, END OF PERIOD                $ 295,218    $ 265,754
                                                ========================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

The financial information presented in these interim consolidated financial statements remains subject to additional review and final year-end closing procedures performed by the Company and the completion of the year-end audit by its external auditors. We expect that our audited financial results will be finalized in March 2005 and will file our financial statements with the securities regulators shortly thereafter.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
    In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended
    Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. In 2003, the prospective application of adopting the fair value-based method effective January 1, 2003 was applied retroactively in our consolidated financial statements for the three months and year ended December 31, 2003.

    The fair value of stock options granted in the year ended December 31, 2004 has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39% (2003 - 4.44% to 5.02%); semi-annual dividend per Limited Voting Share in 2004 and 2003 of $0.055; volatility factor of the expected market price of our Limited Voting Shares ranging from 28% to 30% (2003 - 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the year ended December 31, 2004, the weighted average fair value of the options at the grant dates was $25.32 (2003 - $18.46). For the options granted in the three months ended December 31, 2003, the weighted average fair value of the options at the grant dates was $23.08. No stock options were granted during the three months ended December 31, 2004. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

    Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and year ended December 31, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:

                                     THREE MONTHS ENDED         YEARS ENDED
(IN THOUSANDS OF CANADIAN DOLLARS       DECEMBER 31,            DECEMBER 31,
EXCEPT PER SHARE AMOUNTS)            2004         2003       2004       2003
--------------------------------------------------------------------------------
                                  (UNAUDITED) (UNAUDITED) (UNAUDITED)
Stock option expense included
  in compensation expense           $(611)       $(368)    $(2,113)   $(893)
                                  ==============================================

Net earnings, as reported         $15,567      $11,704     $33,232   $5,384
Additional expense that would
  have been recorded if all
  outstanding stock options
  granted during 2002 had been
  expensed                           (847)        (863)     (3,407)  (3,450)
                                  ----------------------------------------------
Pro forma net earnings            $14,720      $10,841     $29,825   $1,934
                                  ----------------------------------------------

Earnings per share:
  Basic, as reported              $  0.43      $  0.33     $  0.93   $ 0.15
  Basic, pro forma                   0.41         0.31        0.84     0.06
  Diluted, as reported               0.41         0.32        0.89     0.15
  Diluted, pro forma                 0.39         0.30        0.80     0.05
                                  ----------------------------------------------


(b) HEDGING RELATIONSHIPS:
    The CICA issued Accounting Guideline No. 13, "Hedging Relationships", which establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $515 and nil, respectively, for the three months and year ended December 31, 2004. No further contracts have been entered into subsequently.

(c) REIMBURSED COSTS:
    As a  result  of  adopting  Section  1100,  "Generally  Accepted  Accounting
    Principles", which was issued by the CICA, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months and year ended December 31, 2004 of $12,037 and $42,021, respectively (2003
    - $12,891 and $46,077, respectively), but did not have an impact on net earnings. In addition, for the three months and year ended December 31, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $7,526 and $29,226, respectively. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d) IMPAIRMENT OF LONG-LIVED ASSETS:
    The CICA issued Section 3063, "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of
    Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and year ended December 31, 2004.

(e) ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
    The CICA issued Section 3110, "Accounting for Asset Retirement Obligations", which requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and year ended December 31, 2004.

(f) REVENUE RECOGNITION:
    In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and year ended December 31, 2004.

(g) REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES:
    In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months and year ended December 31, 2004.

2. BANK CREDIT FACILITY:

During 2004, we finalized a new committed bank credit facility of US$125 million ($150,500), which expires in September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25%, depending upon certain criteria specified in the loan agreement. As at December 31, 2003, we had bank credit facilities of US$212.5 million ($255,800), which expired in 2004. As at December 31, 2004, no amounts were borrowed under this credit facility. However, approximately US$10.9 million ($13,100) of letters of credit were issued under this credit facility as at December 31, 2004. No amounts have been drawn under these letters of credit.

3. LONG-TERM OBLIGATIONS:
                                                    AS AT           As at
                                                DECEMBER 31,    December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                  2004            2003
--------------------------------------------------------------------------------
                                                 (UNAUDITED)

Convertible notes, issued in 2004 (a)          $  259,155        $       --
Convertible notes, issued in 1999 (b)                  --            88,029
Deferred gain on termination of interest
rate swap (a)                                       8,760                --
Accrued benefit liability and other obligations    41,208            32,079
                                                ------------------------------
                                                  309,123           120,108
Less amounts due within one year                   (4,533)           (2,587)
                                                ------------------------------
                                               $  304,590        $  117,521
                                                ==============================

(a) In June 2004, we issued US$250 million ($341,100) principal amount of convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US$241.3 million ($329,273). These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 ($86.23) per Limited Voting Share), subject to adjustments including those in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occur. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at our option).

    On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019 may be made (at our option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, Limited Voting Shares, securities of the surviving entity (if Four Seasons Hotels Inc. is not the surviving corporation), or a combination of cash and shares or securities.

    In accordance with Canadian GAAP, the notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in other assets. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

    In connection with the offering, we had entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211.8 million ($288,918), pursuant to which we had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR in arrears plus 0.4904%. We had designated the interest rate swap as a fair value hedge of the notes. As a result, we were accounting for the payments under the interest rate swap on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR in arrears plus 0.4904%.

    In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). The book value of the interest rate swap at the date of termination was $2,024. The gain of $9,243 was deferred for accounting purposes and is being amortized over the next 4.75 years, which would have been the remaining swap term. During 2004, $483 of the deferred gain was amortized and recorded as a reduction of interest expense.

(b) During  1999,  we issued  US$655.5  million  principal  amount  at  maturity
    (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We were entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. In September 2004, we redeemed for cash all these convertible notes for US$328.73 per each one thousand US dollar principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of US$215.5 million ($275,701).

    In accordance with Canadian GAAP, we allocated the consideration paid on the redemption to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. We recognized a pre-tax accounting loss of $14,611 related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in other expense, net in the consolidated statements of operations. In addition, at the interest rate noted above, we recognized a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes of $8,160. The gain was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $4,141. The net after-tax impact on shareholders' equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $10,592.

    In accordance with Canadian GAAP, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of US$25.8 million ($33,057) on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of US$189.7 million ($242,644) has been recorded under "Financing" in the consolidated statements of cash flows.

4. SHAREHOLDERS' EQUITY:

As at December 31, 2004, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,725,698, outstanding Limited Voting Shares ("LVS") of 32,882,948 and outstanding stock options of 4,564,583 (weighted average exercise price of $59.33).

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:


                                              THREE MONTHS ENDED
                                                  DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)            2004                  2003
--------------------------------------------------------------------------------
                                  NET EARNINGS   SHARES  NET EARNINGS   SHARES

BASIC EARNINGS PER SHARE AMOUNTS     $15,567  36,104,399   $ 11,704   35,146,473
EFFECT OF ASSUMED DILUTIVE
  CONVERSIONS:
    STOCK OPTION PLAN                     --   1,686,109         --    1,489,773
--------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE AMOUNTS   $15,567  37,790,508   $ 11,704   36,636,246
================================================================================



                                              THREE MONTHS ENDED
                                                  DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)            2004                  2003
--------------------------------------------------------------------------------
                                           (UNAUDITED)
                                  NET EARNINGS   SHARES  NET EARNINGS   SHARES

BASIC EARNINGS PER SHARE AMOUNTS  $33,232     35,647,986   $5,384     34,996,389
EFFECT OF ASSUMED DILUTIVE
  CONVERSIONS:
    STOCK OPTION PLAN                  --      1,666,230       --        870,135
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE
  AMOUNTS                         $33,232     37,314,216   $5,384     35,866,524
================================================================================

The diluted earnings per share calculation excluded the effect of the assumed conversions of 59,000 and 847,876 stock options to LVS, under our stock option plan, during the three months and year ended December 31, 2004, respectively (2003 - 1,440,996 and 1,958,842 stock options, respectively), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the assumed conversion of our convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 3(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 and 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and years ended December 31, 2004 and 2003. There was no dilution relating to the convertible senior notes issued in 2004 (note 3(a)) as the contingent conversion price was not reached during the periods.


5. CONSOLIDATED REVENUES:

                                      THREE MONTHS ENDED      YEARS ENDED
                                         DECEMBER 31,         DECEMBER 31,
(IN THOUSANDS OF CANADIAN DOLLARS)      2004       2003       2004      2003
--------------------------------------------------------------------------------
                                    (UNAUDITED)(UNAUDITED)(UNAUDITED)

Revenues from Management Operations   $54,090   $53,468   $218,547   $195,833
Revenues from Ownership and
   Corporate Operations                32,479    36,020    126,726    123,214
Distribution from hotel investments        --        --        398        153
Fees from Ownership and Corporate
  Operations to Management
    Operations                         (1,727)   (1,603)    (5,883)    (5,620)
                                   ---------------------------------------------
                                      $84,842   $87,885   $339,788   $313,580
                                   =============================================

6. OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the year ended December 31, 2004 is the loss on the redemption of the debt component of our convertible notes (issued in 1999) of $14,611 (note 3(b)).

In addition, other income (expense), net for the three months and year ended December 31, 2004 includes a net foreign exchange gain of $6,424 and $3,615, respectively (2003 - net foreign exchange gain of $2,476 and a net foreign exchange loss of $14,703, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

During the year ended December 31, 2004, we sold all of our investment in Four Seasons Resort Whistler, the majority of our 8% investment in Four Seasons Hotel Amman and all our ownership interest in land relating to Four Seasons Resort Scottsdale for proceeds of approximately $50,000, and exited from our proposed project in Sedona, resulting in a total net loss from these transactions of $4,610. The majority of the loss related to the settlement of our loan receivable from Sedona and for legal costs incurred to finalize the dispositions. During the three months ended December 31, 2003, we wrote down our fixed asset investment in Four Seasons Hotel Berlin to nil, resulting in an expense of $3,174.

Also included in other income (expense), net for the three months and year ended December 31, 2004 are legal and enforcement costs of nil and $273, respectively (2003 - $795 and $9,475 respectively), in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.

7. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and year ended December 31, 2004 was $810 and $3,074, respectively (2003 - $542 and $2,670, respectively).

8. SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, as compared to other quarters. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                       THREE MONTHS ENDED
                                           DECEMBER 31,
(UNAUDITED)                              2004      2003     VARIANCE
--------------------------------------------------------------------------------
WORLDWIDE
      No. of Properties                    48        48          --
      No. of Rooms                     12,784    12,784          --
      Occupancy(2)                      69.0%     66.0%     3.0pts.
      ADR(3)   - in US dollars           $344      $322        6.8%
      RevPAR(4)- in US dollars           $219      $198       10.7%
      Gross operating margin(5)         29.5%     29.4%     0.1pts.
UNITED STATES
      No. of Properties                    19        19          --
      No. of Rooms                      6,108     6,108          --
      Occupancy(2)                      70.6%     67.3%     3.3pts.
      ADR(3)   - in US dollars           $358      $340        5.2%
      RevPAR(4)- in US dollars           $255      $230       10.6%
      Gross operating margin(5)         26.9%     26.0%     0.9pts.
OTHER AMERICAS/CARIBBEAN
      No. of Properties                     7         7          --
      No. of Rooms                      1,541     1,541          --
      Occupancy(2)                      62.9%     59.6%     3.3pts.
      ADR(3)   - in US dollars           $322      $308        4.5%
      RevPAR(4)- in US dollars           $181      $168        7.7%
      Gross operating margin(5)         27.5%     29.5%   (2.0)pts.
EUROPE
      No. of Properties                     7         7          --
      No. of Rooms                      1,331     1,331          --
      Occupancy(2)                      59.9%     61.1%   (1.2)pts.
      ADR(3)   - in US dollars           $526      $470       11.9%
      RevPAR(4)- in US dollars           $337      $299       12.7%
      Gross operating margin(5)         30.4%     29.6%     0.8pts.
MIDDLE EAST
      No. of Properties                     3         3          --
      No. of Rooms                        598       598          --
      Occupancy(2)                      67.8%     59.9%     7.9pts.
      ADR(3)   - in US dollars           $168      $163        3.1%
      RevPAR(4)- in US dollars           $113      $101       12.3%
      Gross operating margin(5)         42.5%     44.9%   (2.4)pts.
ASIA/PACIFIC
      No. of Properties                    12        12          --
      No. of Rooms                      3,206     3,206          --
      Occupancy(2)                      72.8%     69.8%     3.0pts.
      ADR(3)   - in US dollars           $271      $254        6.7%
      RevPAR(4)- in US dollars           $143      $129       10.8%
      Gross operating margin(5)         36.3%     37.4%   (1.1)pts.
_____________________________________________
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, DC, the last three of which are undergoing extensive renovation programs that began in 2004.
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. We report RevPAR as it is the most commonly used
      measure  in  the  lodging  industry  to  measure  the   period-over-period
      performance of comparable properties.
5     Gross    operating     margin    represents  gross  operating  profit as a
      percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(1)

                                           YEARS ENDED
                                           DECEMBER 31,
(UNAUDITED)                              2004      2003     VARIANCE
--------------------------------------------------------------------------

WORLDWIDE
      No. of Properties                   48        48           --
      No. of Rooms                    12,784    12,784           --
      Occupancy(2)                     68.5%     61.9%     6 .6pts.
      ADR(3)   - in US dollars          $332      $308         7.7%
      RevPAR(4)- in US dollars          $211      $183        15.5%
      Gross operating margin(5)        29.3%     26.9%      2.4pts.
UNITED STATES
      No. of Properties                   19        19           --
      No. of Rooms                     6,108     6,108           --
      Occupancy(2)                     70.5%     68.1%      2.4pts.
      ADR(3)   - in US dollars          $346      $330         5.0%
      RevPAR(4)- in US dollars          $244      $225         8.7%
      Gross operating margin(5)        25.6%     25.4%      0.2pts.
OTHER AMERICAS/CARIBBEAN
      No. of Properties                    7         7           --
      No. of Rooms                     1,541     1,541           --
      Occupancy(2)                     64.2%     56.1%      8.1pts.
      ADR(3)   - in US dollars          $302      $285         5.7%
      RevPAR(4)- in US dollars          $180      $152        18.2%
      Gross operating margin(5)        29.8%     26.7%      3.1pts.
EUROPE
      No. of Properties                    7         7           --
      No. of Rooms                     1,331     1,331           --
      Occupancy(2)                     63.0%     59.5%      3.5pts.
      ADR(3)   - in US dollars          $520      $459        13.5%
      RevPAR(4)- in US dollars          $343      $285        20.6%
      Gross operating margin(5)        33.9%     31.2%      2.7pts.
MIDDLE EAST
      No. of Properties                    3         3           --
      No. of Rooms                       598       598           --
      Occupancy(2)                     70.5%     47.7%     22.8pts.
      ADR(3)   - in US dollars          $171      $159         7.5%
      RevPAR(4)- in US dollars          $121       $79        52.9%
      Gross operating margin(5)        46.8%     33.6%     13.2pts.
ASIA/PACIFIC
      No. of Properties                   12        12           --
      No. of Rooms                     3,206     3,206           --
      Occupancy(2)                     68.7%     56.7%     12.0pts.
      ADR(3)   - in US dollars          $258      $238         8.6%
      RevPAR(4)- in US dollars          $127       $96        31.9%
      Gross operating margin(5)        33.5%     28.2%      5.3pts.
____________________________________________
1 The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Hotel Berlin, Four Seasons Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon North and Four Seasons Hotel Washington, DC, the last three of which are undergoing extensive renovation programs that began in 2004.
2 Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
3 ADR is defined as average daily room rate calculated as straight average for each region.
4 RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. We report RevPAR as it is the most commonly used
      measure  in  the  lodging  industry  to  measure  the   period-over-period
      performance of comparable properties.
5     Gross   operating    margin  represents  gross   operating   profit  as  a
      percentage of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS
                                                  AS AT
                                              DECEMBER 31,
(UNAUDITED)                                 2004      2003      VARIANCE
--------------------------------------------------------------------------------

WORLDWIDE
      No. of Properties                      63(1)       60         3
      No. of Rooms                       16,378(1)   15,726       652

UNITED STATES
      No. of Properties                      24          24        --
      No. of Rooms                        7,109       7,145       (36)

OTHER AMERICAS/CARIBBEAN
      No. of Properties                      10           9         1
      No. of Rooms                        2,162       1,929       233

EUROPE
      No. of Properties                      10(1)        9         1
      No. of Rooms                        1,786(1)    1,696        90

MIDDLE EAST
      No. of Properties                       5           4         1
      No. of Rooms                        1,212         847       365

ASIA/PACIFIC
      No. of Properties                      14          14        --
      No. of Rooms                        4,109       4,109        --


1 Since December 31, 2004, we commenced management of Four Seasons Hotel Hampshire, which has 133 rooms. The property is not reflected in this table.



FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

(UNAUDITED)                          THREE MONTHS ENDED         YEARS ENDED
(IN THOUSANDS OF                        DECEMBER 31,            DECEMBER 31,
CANADIAN DOLLARS)                      2004      2003        2004        2003
--------------------------------------------------------------------------------
REVENUES UNDER MANAGEMENT(1)        $738,044   $691,886   $2,911,992  $2,600,430
                                    ============================================

1 Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 68% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
IN ADVANCED STAGES OF DEVELOPMENT

HOTEL/RESORT/RESIDENCE CLUB AND LOCATION(1,2)                     APPROXIMATE
                                                                NUMBER OF ROOMS
SCHEDULED 2005/2006 OPENINGS
----------------------------

Four Seasons Hotel Alexandria, Egypt*                                 125
Four Seasons Hotel Damascus, Syria                                    305
Four Seasons Hotel Doha, Qatar*                                       230
Four Seasons Hotel Florence, Italy                                    120
Four Seasons Hotel Geneva, Switzerland                                100
Four Seasons Hotel Hong Kong, People's Republic of China*             395
Four Seasons Resort Lanai at Koele, HI, USA                           100
Four Seasons Resort Lanai at Manele Bay, HI, USA                      250
Four Seasons Resort Langkawi, Malaysia                                 90
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives            115
Four Seasons Hotel Mumbai, India                                      235
Four Seasons Hotel Silicon Valley at East Palo Alto, CA, USA          200
Four Seasons Residence Club Punta Mita, Mexico                         35
Four Seasons Private Residences Whistler, B.C., Canada                 35

BEYOND 2006
-----------

Four Seasons Hotel Baltimore, MD, USA*                                200
Four Seasons Hotel Beijing, People's Republic of China                325
Four Seasons Hotel Beirut, Lebanon                                    235
Four Seasons Resort Bora Bora, French Polynesia                       105
Four Seasons Hotel Dubai, UAE*                                        250
Four Seasons Hotel Istanbul at the Bosphorus, Turkey                  170
Four Seasons Hotel Kuwait City, Kuwait                                225
Four Seasons Hotel Moscow, Russia*                                    210
Four Seasons Hotel Moscow Kamenny Island, Russia*                      80
Four Seasons Resort Puerto Rico, Puerto Rico*                         250
Four Seasons Hotel Seattle, WA, USA*                                  150
Four Seasons Resort Vail, CO, USA                                     120

* Expected to include a residential component.

_______________________________________
1 Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2003 Annual Report.
2 We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.


                                      -32